Room 4561

	June 10, 2005

Mr. Alex P. Hart
President and Chief Executive Officer
Corillian Corporation
3400 NW John Olsen Place
Hillsboro, Oregon 97124

Re:	Corillian Corporation
	Registration Statement on Form S-4 filed May 12, 2005
	File No. 333-124848

	Form 10-K for the year ended December 31, 2004
	File No. 0-29291

	Intelidata Technologies Corporation
	Form 10-K for the year ended December 31, 2004, as amended
	File No. 0-21685

Dear Mr. Hart:

      This is to advise you that we have limited our review of the above registration statement and periodic filing to the matters addressed in the comments below. No further review of the registration statement and periodic filing has been or will be made.
All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act and Exchange Act has been included.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Corillian Corporation

Registration Statement on Form S-4

Letter to Stockholders of Intelidata

1. Please provide the exchange information with respect to a more recent practicable date than March 31, 2005. Other than with respect to outstanding options, please also advise us whether you or Intelidata envision the occurrence of any reasonable event between now and the closing of the merger which would result in a material increase or decrease in the number of shares of Intelidata common stock outstanding.

2. Please disclose the economic purpose and effect the parties sought to achieve by using the number 4,918,032.78689 to compute the share exchange ratio. For example, was this number selected to ensure that
Intellidata holders would receive an agreed-upon percentage of Corillian`s equity? It does not appear necessary or informative to investors to recite this number or the arithmetical formula on the cover page. Please revise the description of what shareholders will receive to state the aggregate price to be paid to the Intellidata shareholders, and disclose more clearly the minimum amount of cash and the minimum amount of stock that an Intellidata holder should expect to receive if the merger is completed.

3. Provide a cross-reference to a discussion in the summary that discloses the potential impact of changes in the parameters that may change the cash and stock payments received by each holder. This information would be most useful if presented in tabular form, showing deviations from a base case you select using assumptions you describe, as a result of a reasonable range of fluctuations in the parameters. Use a market price as of the most recent practicable date in computing the effect of options on the merger consideration.
Also, disclose the impact of changes in the market price on the merger consideration. You may wish to present this information on a per share or on a per 100 shares basis. If the changes in contingency reserve, option exercises or other amounts would not materially affect the minimum amounts of cash or stock that shareholders should expect to receive, please indicate this.

Incorporation of Certain Documents by Reference

4. We note that you have incorporated certain filings by reference.
Incorporation by reference of information required in a registration statement is only permitted when an item of the applicable form authorizes the incorporation. See Rule 411 under the Securities Act.
Pursuant to Items 11 and 15 and Instruction B of Form S-4, information about the company being acquired may be incorporated by reference if such company meets the requirements of Form S-3. Intelidata, however, does not appear to meet the requirements of Form
S-3 because the aggregate market value of Intelidata`s common stock held by non-affiliates is less than $75 million. Please revise your disclosure to include the information required pursuant to Item 17 of
Form S-4.

Appendix C-Fairness Opinion of Wachovia Securities

5. We refer you to the third paragraph on page C-3. It is not appropriate to exclude the shareholders of Intellidata and Corillian from the category of persons who are entitled to rely upon the opinion. As holders of securities being asked to vote and solicited my means of the proxy statement, the shareholders of each company may rely upon the opinion and the summary thereof included in the proxy statement/prospectus. The exception described in the second sentence is ambiguous and should be removed.

Intelidata Technologies Corporation

Form 10-K for the fiscal year ended December 31, 2004, as amended

Item 9A. Controls and Procedures

6. We note your disclosure with respect to the material weaknesses that were identified by management. Please provide additional disclosure with respect to your material weaknesses. For example, you state that you have insufficient personnel resources and expertise resulting in your inability to resolve non-routine or complex accounting matters without stating how your resources or expertise are insufficient or specifying what non-routine or complex accounting matters you would have difficulty resolving. In addition, please discuss your plans as well as the actions you have taken, if any, to address your material weaknesses.

7. With respect to Intelidata`s disclosure on any changes in its internal controls over financial reporting, Intelidata states that other than the changes discussed previously in the Item, there was no change to internal controls. It does not appear, however, that the prior discussion contains any disclosure about any changes that occurred in Intelidata`s internal controls during the quarter ended
December 31, 2004.  Please advise.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Roy W. Tucker
	M. Christopher Hall
	Perkins Coie LLP
	1120 NW Couch Street, 10th Floor
	Portland, Oregon 97209
	Telephone: (503) 727-2000
	Facsimile:  (503) 727-2222